Archipelago Securities, LLC
Notes to the Statement of Financial Condition
December 31, 2015

($ in thousands)

1. **Organization and Nature of Operations**

   Archipelago Securities, LLC (the "Company"), a Delaware limited liability company, is a wholly owned subsidiary of NYSE Group, Inc. (the "Parent"). The Parent is a wholly-owned subsidiary of NYSE Holdings LLC, formerly named NYSE Euronext Holdings, LLC. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "Exchange Act") and is a member of the Financial Industry Regulatory Authority ("FINRA").

   The Parent owns and operates NYSE Market Inc. ("NYSE"), NYSE Arca LLC ("Arca"), and NYSE MKT LLC ("NYSE MKT") for trading of equities and NYSE Arca, Inc. ("Arca Options") and NYSE AMEX Options LLC ("AMEX Options") for trading of options. The Company primarily acts as a routing agent of NYSE, Arca, NYSE MKT, Arca Options, and AMEX Options by routing orders to other execution venues that contain the best bid or offer in the equities and options markets. The Company also clears transactions on behalf of NYSE, Arca, and Archipelago Trading Services, Inc. ("ATS"), which is a wholly-owned subsidiary of the Parent.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   The accompanying financial statement is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

   The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   Cash and Cash Equivalents
   The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

   Investments in money market funds are considered to be cash equivalents. The carrying value of such cash equivalents approximates their fair value due to the short-term nature of these instruments. Cash equivalents at December 31, 2015, include $2,062 invested in money market funds that are governed under Rule 2a-7 of the Investment Company Act of 1940. The Company's cash equivalents are held at an individual U.S. financial institution, which potentially exposes the Company to counterparty risk. Interest income is accrued as earned. As of December 31, 2015, the cash held in banks exceeded the Federal Deposit Insurance Company ("FDIC") insurance limits.

   Securities Transactions
   Revenues and related expenses, which consist of routing charges and clearance, brokerage and other transaction expenses, are accounted for on a trade date basis.

($ in thousands)

Fair Value of Financial Instruments

The Company discloses the fair value of financial instruments, including assets and liabilities recognized in the statement of financial condition. Management estimates that the net fair value of financial instruments recognized in the statement of financial condition (including cash and cash equivalents, receivables and payables) approximates their carrying value. When measuring fair value, the Company identifies three levels of inputs that may be used to measure fair value:

- Level 1: Quoted prices for identical instruments in active markets. Level 1 fair values generally are supported by market transactions that occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

- Level 2: Observable inputs other than Level 1 prices, such as quoted prices for similar instruments, quoted prices in markets that are not active, and inputs to model-derived valuations that are directly observable or can be corroborated by observable market data.

- Level 3: Unobservable inputs supported by little or no market activity and often requiring significant management judgment or estimation, such as an entity's own assumptions about the cash flows or other significant components of value that market participants would use in pricing the asset or liability.

As of December 31, 2015, the Company's cash equivalents include $2,062 of investments in money market funds that are classified as Level 1, because there are quoted prices for the funds in active markets.

Income Taxes

The Company is a single member limited liability company and has elected, for federal, state and local income tax purposes, to be treated as a division of the Parent. Such entities are generally not subject to entity-level federal, state or local income taxation. All items of income, expense, gain and loss of the Company are therefore included in the consolidated tax returns of income of the Parent. Federal and unitary state income taxes payable by the Parent on behalf of the Company are included as a component of payables to related parties. Income taxes reflected in the accompanying financial statements are calculated as if the Company filed separate income tax returns and are accounted for under the liability method.

The company recognizes income taxes under the liability method. The Company recognizes a current tax liability or tax asset for the estimated taxes payable or refundable on tax returns for the current year. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using current enacted tax rates in effect.

3. Related Party Transactions

The Company primarily acts as a routing agent of affiliates by routing orders to other execution venues that contain the best bid or offer in the market. The Company earns routing fees from its affiliates representing a markup of actual routing costs charged by other execution venues. The Company also performs clearing services on behalf of affiliates.

($ in thousands)

Throughout the year the Company incurs costs from its affiliates when it routes trades from one affiliated exchange to another affiliated exchange.

The Parent employs corporate, marketing, and information technologies staff to support the Company. Under a contract, required by the FINRA, with the Company, the Parent provides operational and support services. The contract is the Parent Subsidiary Expense Agreement, whereby the Parent shall provide all material hardware, software and personnel necessary to facilitate the operation of the routing broker and to provide certain other corporate and business services.

The agreement provides for the Company's expenses and liquidity needs to be met by the Parent without expectation of repayment. Customary and reasonable direct expenses attributable to the ownership and control of all such employed hardware, software and personnel and the Company is dependent on the Parent providing the services in order for the Company to carry out its operations.

Amounts due from the Parent for federal and state income taxes were $69 at December 31, 2015. As part of operations, certain disbursements are paid through related parties. As a result of the noted transactions, receivables from related parties, net of taxes, were $1,072 and payables to related parties were $1,046 as of December 31, 2015.

4. Income Taxes

For federal, state and local income tax purposes, the Company's income is included in the Parent's consolidated income tax return. The Company determines its tax expense principally on a separate company basis. There were no deferred tax balances as of December 31, 2015.

The Company's 2012-2015 tax years remain subject to examination by the relevant tax authorities.

5. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method permitted by the Rule. This method requires that minimum net capital not be less than the greater of $250 or 2% of aggregate debit items arising from customer transactions pursuant to SEC Rule 15c3-3. As of December 31, 2015, the Company's net capital of $6,716 was $6,466 in excess of required net capital.

Advances to affiliates, distribution payments and other equity withdrawals are subject to certain notification and other provisions of SEC Rule 15c3-1 and other regulatory bodies.

6. Subsequent Events

The Company has evaluated subsequent events through February 25, 2016, which is the date these financials were available to be issued, and determined that no events or transactions met the definition of a subsequent event for purpose of recognition or disclosure in the accompanying financial statements